EXHIBIT 99.1

Neptune, the Only Krill Oil Manufacturer Certified as "Friend of the Sea"

Neptune Confirms NKO(R) Sustainability

LAVAL, Quebec, May 22, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) is proud to announce that it has been certified as a "Friend of the Sea" and that it is the only krill oil manufacturer to obtain that certification.

Neptune engaged in a certification process with Friends of the Sea (''FOS''), an internationally recognized organization which verifies the sustainable origin of marine products. FOS has been selected by Omega-3 producers worldwide as the most independent and reliable sustainability certification. The eco-label also provides an effective way to communicate environmental performance to their customers.

Neptune successfully obtained FOS certification by complying with strict krill sustainability criteria which ensure:

  The stock is not overfished
  The fishery is in compliance with the management measures
  Does not have bycatch of endangered species
  Does not have an adverse impact on the ecosystem or seabed
  Social accountability
  Gradual reduction of carbon footprint

This certification can also be extended to distributors who can successfully substantiate that Neptune is their sole krill oil provider. Once audited, it will allow them to include the FOS logo on their packaging and marketing material. The FOS claim is very straight forward and easily understood by consumers compared to other sustainability certifications.

In conjunction, with the NSF accreditation obtained in 2011, Neptune has ensured an environmentally responsible business approach from sourcing of raw material to commercialization.

Mr. Paolo Bray, President of the FOS organization, recently won the UK People & Environment Achievement Business Awards (PEABs) 2012. The PEABs recognize green initiatives that are good for business as well as the planet. The award judges included figures from the WWF, Time News Paper as well as PricewaterhouseCoopers Sustainability and Climate Change team. He commented, "So far Friends of the Sea has only approved 30 fisheries and deemed 8 as non-sustainable. We attribute that to our stricter standard for certifying fisheries, which has satisfied many environmental bodies." FOS has certified companies in the like of GlaxoSmithKline, BASF-Cognis and Nordic Naturals.

"We are proud to be the only krill oil certified FOS and be partner with an exceptional figure representing a strong and strategic organization with the environment's well-being as its primary mission," added Wael Massrieh, Vice-President, Scientific Affairs.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com